Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following are subsidiaries of En Pointe Technologies, Inc.:

En Pointe Technologies Sales, Inc. (incorporated in Delaware)
En Pointe Gov, Inc. (incorporated in Delaware)
En Pointe Technologies Canada, Inc. (incorporated in Ontario, Canada)
The Xyphen Corporation (incorporated in California)
Ovex Technologies (Pvt) Limited (incorporated in Pakistan)
En Pointe Technologies India Pvt. Ltd., (incorporated in India)